EXHIBIT 21.1

Name	Jurisdiction of Incorporation

WSGI Corp.	Delaware

Global Telesat Corp.	Virginia

Sanswire Networks LLC (administratively dissolved)	Florida

GlobeTel Wireless Corp. (administratively dissolved)	Florida

Centerline Communications LLC (administratively dissolved)	Florida